

March 9, 2012

Via Facsimile
Mr. Robert Kuhn
Chief Financial Officer
AptarGroup, Inc.
475 West Terra Cotta Ave, Suite E
Crystal Lake, IL 60014

      Re: **AptarGroup, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 24, 2012
              File No. 1-11846

Dear Mr. Kuhn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Legal Proceedings, page 9

1.   Please expand your disclosure in future filings to address the legal proceedings disclosure requirements contemplated by Item 103 of Regulation S-K.

Management's Discussion and Analysis of Consolidated Results of Operations and Financial Condition

Results of Operations, page 14

2.   We note your disclosures related to consolidated gross profit margins and segment income margins appear to address the impact of capacity utilization rates on these margins. Please revise future annual and quarterly filings to quantify your capacity utilization rates during each period presented on a consolidated and/or segment basis to the extent practicable.

3.   We note your disclosures related to your reportable segments. Please revise future annual and quarterly filings to also disclose and discuss changes in corporate and other expenses.

Liquidity and Capital Resources, page 18

4.   We note your disclosure that the majority of your cash and cash equivalents are located outside of the U.S. Please revise future annual and quarterly filings to more precisely quantify the amount or percentage of cash and cash equivalents located outside of the U.S. In addition, please address the range of possible tax consequences associated with repatriating those funds to the U.S. and discuss the impact on your liquidity of having the majority of your cash and cash equivalents located outside of the U.S.

Financial Statements

Note 10 – Commitments and Contingencies, page 45

5.   It is not clear to us if you believe the potential for a negative outcome regarding the lawsuit filed by your competitor is "remote" or "reasonably possible." Please state your view of the risk of loss for each matter in future filings, using terms contemplated by ASC 450-20-20.

Note 16 – Segment Information, page 49

6.   We note your disclosures regarding your reportable segments and changes in your reportable segments at the beginning of fiscal 2011. Please provide us, on a supplemental basis, with a copy of the monthly financial information received by your CODM. Please also provide us with an understanding of your organizational structure, including how you define your CODM, operating segments, and reporting units. Please specifically

address if the markets you identify under each of your reportable segments in Business are operating segments and/or reporting units that you are aggregating.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief